Frank L. Steeves
Executive Vice President,
General Counsel and
Secretary

Emerson
8000 West Florissant Avenue
P.O. Box 4100
St. Louis, MO 63136-8506

T   314 553 2830
F   314 553 3205
M 314 277 4290
Frank.Steeves@Emerson.com

March 16, 2012

Cecilia Blye
Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Emerson Electric Co.
Form 10-K for Fiscal Year Ended September 30, 2011
Filed November 22, 2011
File 001-00278

Dear Ms. Blye:

We are responding to your comment letter, dated March 2, 2012, relating to the Form 10-K for Fiscal Year Ended September 30, 2011, filed by Emerson Electric Co. (“Emerson” or “Company”).

For ease of reference we have repeated your comments in bold and italicized text that precedes each response, and have separated your comments and applicable response by paragraph, sentence or phrase.

General

1.
We note that Emerson Climate Technologies Europe’s website provides contact information for several regions including Eastern Europe, Turkey and Iran; Emerson Network Power’s website provides contact information for a company in Damascus, Syria and one in Khartoum, Sudan as places to buy its chloride products; and Emerson Process Management’s website identifies a company in Damascus, Syria as a contact for its Middle East region.

Cecilia Blye
Office of Global Security Risk
United States Securities and Exchange Commission
March 16, 2012

Response

Any references to Iran on Company-related websites are outdated, in error and should have been removed.  As described more fully below, neither Emerson nor any of its subsidiaries is soliciting or contracting business with Iran, either direct or indirect.

Any references to Syria on Company-related websites are outdated, in error and should have been removed.   As described more fully below, neither Emerson nor any of its subsidiaries is soliciting or contracting business with Syria, either direct or indirect.

Any references to Sudan on Company-related websites relate to a de minimis amount of business.  As more fully described below, the continuation of business with Sudan is under review.

We also note that the Iranian company Techno Service Commercial Co.’s website lists Emerson Climate Technologies, Emerson Network Power and Copeland Scroll, along with their logos, as brands that it carries.

Response

The use by Techno Service Commercial Co. of Emerson trademarks is not authorized and Emerson has taken steps to have all references to Emerson products removed.  Techno Service is not authorized to resell any Emerson products in Iran.  There is no relationship between any Emerson company and Techno Service Commercial Co.

Iran, Syria and Sudan are identified by the State Department as a state sponsor of terrorism and are subject to U.S. economic sanctions and export controls.

Response

In full compliance with U.S. and other applicable laws, some of Emerson’s foreign subsidiaries have transacted an immaterial amount of business with Iran, Syria and Sudan.  However, steps have now been taken to move all business away from  these countries, and Emerson’s foreign subsidiaries have adopted a prohibition against all new business with Iran and Syria.  Their business with Sudan is under review.  (The table in our response to Comment 2 shows the foreign subsidiaries’ small and declining revenues for these countries).

The business for each of these countries has been conducted pursuant to a company-wide international trade compliance program that is designed to ensure that all of the Company’s export transactions comply with applicable regulations, including the U.S. Export Administration Regulations and the regulations of the U.S. Office of Foreign Asset Controls.

Cecilia Blye
Office of Global Security Risk
United States Securities and Exchange Commission
March 16, 2012

Set forth in Appendix A is a description of our compliance program.

Please describe to us the nature and extent of your past, current, and  anticipated contacts with Iran, Syria and Sudan, whether through subsidiaries, distributors, resellers or other direct or indirect arrangements.  Your response should describe any services or products you have provided to Iran, Syria or Sudan . . .

Response

Iran

Emerson’s U.S. subsidiaries have been prohibited from conducting business with Iran, directly or indirectly, under the Company’s trade compliance requirements since the initial imposition of U.S. sanctions against Iran in 1995.

After 1995 and before July, 2010, some of Emerson’s foreign subsidiaries, primarily in Europe, continued to transact a limited amount of lawful business with Iran.  This involved the sale of process equipment such as valves, transmitters and controllers; climate control equipment such as compressors; and, electric motors, drives, and uninterruptible power supply equipment.  That business was primarily conducted indirectly through OEMs, engineering companies and distributors.

In July, 2010, after the passage of the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010, Emerson’s foreign subsidiaries implemented a prohibition on all new business with Iran, direct or indirect, even if such sales would have been legal.  When there was a legal basis for doing so, Emerson’s foreign subsidiaries terminated contracts that were entered prior to this ban.  Contracts for which there was no legal basis for termination remained in place, with a view to winding them down as soon as possible.  During the second quarter of fiscal 2012, the Company completed its remaining contracts.

Syria

Emerson’s U.S. subsidiaries have been prohibited from conducting business with Syria, directly or indirectly, under the Company’s trade compliance requirements since the U.S. imposed sanctions against Syria in 2004.

After 2004 and before November 2011, some of Emerson’s foreign subsidiaries continued to transact a limited amount of lawful business associated with Syria.  The types of products

Cecilia Blye
Office of Global Security Risk
United States Securities and Exchange Commission
March 16, 2012

included process instrumentation measurement and control equipment, valves, controllers, compressors and uninterruptible power supply systems.  The majority of this business was conducted indirectly through OEMs, engineering companies and distributors.

In November 2011, in response to comprehensive sanctions imposed by the European Union against Syria, Emerson’s foreign subsidiaries adopted a prohibition on all new business with Syria, which is still being implemented.  Emerson foreign subsidiaries reported no sales for Syria in the first quarter of fiscal 2012.

Sudan

Emerson’s U.S. subsidiaries have been prohibited from conducting business with Sudan, directly or indirectly, under the Company’s trade compliance requirements since the U.S. imposed sanctions against Sudan in 1997.

After 1997 some of Emerson’s foreign subsidiaries continued to transact a very limited amount of lawful business with Sudan.  The types of products included uninterruptible power supply systems and a limited amount of process measurement and flow equipment.  This business has generally been transacted with engineering contractors.

Emerson foreign subsidiaries reported no sales associated with Sudan in the first quarter of fiscal 2012, and Emerson is not aware of any current contracts entered into by its foreign subsidiaries providing for the delivery of products or services in Sudan.

Your response should describe . . . any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response

A de minimis amount of Emerson’s business has consisted of lawful direct sales to governments or government controlled entities in Iran, Syria and Sudan.  Such business constituted a tiny minority of the already small amount of business associated with these countries.  For example, we estimate the direct business with governments or government controlled entities, as a percentage of the business associated with these countries, for the years 2009, 2010 and 2011, respectively, as follows:  Iran—5%, 7%, 0.1%; Syria—0%, 0%, 9%; and Sudan—1%, 13%, 38%.

These sales were made pursuant to ordinary commercial contracts.   We are not aware of other agreements, commercial arrangements or contacts other than related to these contracts.

Cecilia Blye
Office of Global Security Risk
United States Securities and Exchange Commission
March 16, 2012

*  *  *

2.
Please discuss the materiality of your contacts with Iran, Syria and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.

Response

These transactions are immaterial to Emerson’s worldwide business and pose no investment risk for our security holders.  In quantitative terms, revenues from the transactions for the last three fiscal years and the subsequent interim period, as a percentage of total revenue, are 0.3% for fiscal 2009, 0.2% for fiscal 2010, 0.0% (not measurable) for fiscal 2011, and 0.1% for the first quarter of fiscal 2012.

Revenues Reported by Foreign Subsidiaries

(dollars in thousands)

	FY 2009	FY 2010	FY 2011	1Q 2012
Iran	$51,983	$33,788	$4,234	$2,735
Syria	1,320	780	2,015	---
Sudan	960	927	858	---
Total Emerson	$20,102,000	$21,039,000	$24,222,000	$5,309,000

Liabilities

None.  Emerson would have ordinary commercial warranty obligations under any prior or remaining contracts.

Assets

None.  Emerson would have outstanding receivables relating to the remaining business.

Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision,

Cecilia Blye
Office of Global Security Risk
United States Securities and Exchange Commission
March 16, 2012

including the potential impact of corporate activities upon a company’s reputation and share value.

Response

The following qualitative factors reinforce the immateriality of these transactions:

●
The Company’s decisions to pursue no new business involving direct or indirect delivery of its products or services to Iran or Syria, and the declining or expiring commitments to deliver products or services under existing contracts in these two countries.

●	The termination of contracts providing for delivery of products or services to Iranian destinations by the Company’s foreign subsidiaries where there were legal and contractual bases for doing so.

●	Even if legal, no Emerson company is accepting orders from distributors or resellers that we know or have reason to believe are bound for Iran or Syria.

●	The majority of transactions for these countries were with large, multinational customers, and not with companies based in, or with the governments of, Iran, Syria or Sudan.

●
The limited amount of Emerson business associated with Iran, Syria and Sudan has been transacted pursuant to our comprehensive trade compliance program to ensure compliance with all applicable laws and regulations, both U. S. and non-U. S.

Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Response

We believe that the small historical and remaining business in these countries, coupled with actions Emerson has taken, are consistent with the aims of those who seek divestment, and therefore, that the impact of any implementation of investor divestment policies would be

Cecilia Blye
Office of Global Security Risk
United States Securities and Exchange Commission
March 16, 2012

limited.  Accordingly, we do not believe this possibility  presents a material investment risk for our security holders.

* * *

In connection with responding to your comments, we acknowledge that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have questions regarding any of the items addressed in this letter, please contact me at (314) 553-2830 or in my absence, our Vice President and Associate General Counsel, Tim Westman at (314) 553-3822.

Emerson Electric Co.

/s/ Frank L. Steeves

Frank L. Steeves
Executive Vice President, Secretary and
General Counsel

cc:     Amanda Ravitz, Assistant Director, Securities and Exchange Commission,
               Division of Corporation Finance
 Timothy G. Westman, Vice President and Associate General Counsel,
Emerson Electric Co.

Cecilia Blye
Office of Global Security Risk
United States Securities and Exchange Commission
March 16, 2012

Appendix A

Under Emerson’s compliance program, each subsidiary is required to implement an export transaction screening process under which the subsidiary conducts:  (a) a product classification/licensing screen to determine whether it is permissible to ship to the known end destination without a license and/or to ensure any necessary license is obtained prior to shipment; (b) an end user screen to determine whether the end user of the proposed transaction is permissible; (c) an end use screen to determine whether the proposed end use for the transaction is a legal one; (d) an end destination screen to determine whether the transaction is compliant with the regulations relating to sales to certain end destination and (e) a red flag/test for suspicion screen to rule out the possibility that the transaction will be diverted to an impermissible end user, end use or end destination.

Emerson’s subsidiaries participate in a comprehensive annual training program that includes seminars, webcasts and on-line training on export compliance subjects, including general export and embargoed country compliance.  The compliance program also includes an annual self-assessment by the subsidiaries which the subsidiaries use to test their compliance program against hundreds of company standards in this area.  Finally, Emerson conducts regular program reviews of the subsidiary compliance programs to ensure the programs are appropriate and working.

The Company also takes steps to prevent third parties from selling its products to Iran and Syria.  The contracts used by Emerson’s foreign subsidiaries include terms and conditions to restrict business based on U.S. and other countries trade regulations.  No one is authorized to resell Emerson products into Iran or Syria.  Orders from third parties, except for general stocking orders, are screened for end destination and end use; any orders that are destined for Iran or Syria are not accepted.  If a third party is suspected of attempting to procure product for Iran or Syria, that party is placed on a “gray list” that is used to alert  Emerson businesses of a potential diversion risk.